

Mail Stop 3561

August 7, 2008

Mr. McNeil S. Fiske, Jr.
Chief Executive Officer
Eddie Bauer Holdings, Inc.
10401 NE 8th Street, Suite 500
Bellevue, WA 98004

>   **Re: Eddie Bauer Holdings, Inc.**
>   **Form 10-K**
>   **Filed March 13, 2008**
>   **File No. 001-33070**
>   **Schedule 14A**
>   **Filed March 21, 2008**

Dear Mr. Fiske:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Executive Compensation, page 17

1.   We note that the company uses performance targets as part of its compensation program and that you have disclosed the performance target thresholds for these programs on page 20. However, it is not clear how the actual funding for the

bonus pool is determined once the threshold is met; instead you merely indicate that funds are contributed based on the incremental increase over the target thresholds. In future filings please ensure that you clarify how the size of the bonus pool underlying your Annual Incentive Plan is determined once you have met your target threshold.

2.   Your existing disclosure indicates that one of your named executive officers participates in your deferred compensation plan. In reviewing your disclosure, we were unable to locate the table and narrative description contemplated by Item 402(i) of Regulation S-K. Please advise.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed changes to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any questions.

       Sincerely,

       John Reynolds
       Assistant Director

Cc: Freya R. Brier
Fax: (425) 755-7671